Contact

www.linkedin.com/in/mariana-arnaut-32067577 (LinkedIn)

Top Skills

Public Relations
Social Media
Marketing Strategy

Languages

English (Full Professional)
Portuguese (Native or Bilingual)
French (Native or Bilingual)
Italian (Full Professional)
Spanish (Limited Working)
Mandarin (Elementary)

Certifications

Lean Six Sigma Yellow and Green Belt
Product Management

Mariana Arnaut

Building The After Cancer | Patient Advocate | Cancer Survivorship | Digital Health
Lisbon Metropolitan Area

Summary

Consultant ➡# MBA ➡# Entrepreneur

I'm launching a new health tech startup in cancer care.

My mission is to improve the lives of the millions of cancer patients who feel lost about their care, who don't know how to manage their side effects, and who feel lonely on their journey.

Reach out if you want to learn more about what we're doing!

Experience

The After Cancer
Founder & CEO
June 2023 - Present (3 years 2 months)

Antler
Entrepreneur
November 2022 - February 2023 (4 months)
Paris, Île-de-France, France

KPMG UK
Manager
January 2019 - September 2020 (1 year 9 months)
London, United Kingdom

Part of the Customer Consulting Team, I managed strategy and innovation projects across the Corporates sector.

Volkswagen Financial Services
Digital Transition Lead
May 2017 - December 2018 (1 year 8 months)
Milton Keynes, United Kingdom

Part of the new Digital & Innovation department at VWFS UK that drove the company's digital transformation and innovation agendas.

HomeHapp
Business Development Manager
February 2017 - April 2017 (3 months)
London, United Kingdom

Supported the 2 co-founders to launch Homehapp (now Vyomm), a startup with the aim of revolutionizing the way people interact with their proprieties.

YOOX NET-A-PORTER GROUP
2 years 10 months

PMI & Operational Excellence Lead
January 2016 - December 2016 (1 year)
London, United Kingdom

Managed activities that lead to the successful integration between YOOX and Net-a-Porter Groups and synergies with the value of €85M.

Service Innovation Specialist
January 2015 - December 2015 (1 year)
Milan Area, Italy

Designed new products and services to improve customer experience on B2B and B2C levels.

Junior Merchandiser In Season
March 2014 - December 2014 (10 months)
Greater New York City Area

(Previous YOOX Group)
Supported the launch of the first US Merchandising Team and local Buying Unit.

YOOX NET-A-PORTER GROUP
Social Media Intern
September 2013 - December 2013 (4 months)

(Previous YOOX Group)
Supported Global Social Media Manager with paid and organic campaigns implementation and analysis.

Luna Rossa Challenge
Hospitality Manager
May 2013 - August 2013 (4 months)

Hosted Prada's VIP clients and guests and organized the official brand's events during the America's Cup.

Vogue
Intern
June 2012 - August 2012 (3 months)

Ricardo Preto
Executive Assistant
November 2009 - June 2010 (8 months)

Education

HEC Paris
Master of Business Administration - MBA, Specialization in Entrepreneurship · (2021 - 2022)

University of Pennsylvania - The Wharton School
Online Specialization, Business Foundations · (2015 - 2016)

Istituto Marangoni
Bachelor's degree, Fashion/Apparel Design · (2010 - 2013)

University of California, Berkeley
Bachelor's degree, Art History, Criticism and Conservation · (2009 - 2009)

Lycée Français Charles Lepierre
Baccalauréat littéraire, Philosophy · (1994 - 2009)